UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 5, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 5 December 2022 entitled ‘VODAFONE GROUP CHIEF EXECUTIVE TO STEP DOWN AND APPOINTMENT OF INTERIM GROUP CHIEF EXECUTIVE’.

RNS Number : 5212I

Vodafone Group Plc

05 December 2022

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

VODAFONE GROUP CHIEF EXECUTIVE TO STEP DOWN AND APPOINTMENT OF INTERIM GROUP CHIEF EXECUTIVE

5 December 2022

Vodafone Group Plc ("Vodafone") announces that Nick Read has agreed with the Board that he will step down as Group Chief Executive and as a Director of Vodafone on 31 December 2022, following which he will be available as an adviser to the Board until 31 March 2023.

Margherita Della Valle has been appointed interim Group Chief Executive. She will accelerate the execution of the Company's strategy to improve operational performance and deliver shareholder value. In addition to being appointed interim Group Chief Executive, Margherita Della Valle will also continue as Group Chief Financial Officer. The Board has initiated a process to find a new Group Chief Executive.

Jean-François van Boxmeer, Chairman of Vodafone, said: "On behalf of the Board, I would like to thank Nick for his commitment and significant contribution to Vodafone as Group Chief Executive and throughout his career spanning more than two decades with the Company.

During his four years as CEO, he led Vodafone through the pandemic, ensuring that our customers remained connected with their families and businesses. He has focused Vodafone in Europe and Africa as a converged connectivity provider and led the industry in Europe in unlocking value from tower infrastructure.

Margherita has recently been taking a broader operational role within the Company and the Board fully supports her as interim Group Chief Executive."

Nick Read, Group Chief Executive said: "It has been a privilege to spend over 20 years of my career at Vodafone and I am proud of what we have delivered for customers and society across Europe and Africa. I agreed with the Board that now is the right moment to hand over to a new leader who can build on Vodafone's strengths and capture the significant opportunities ahead".

Supplementary information relating to the remuneration arrangements for Nick Read and Margherita Della Valle appears below.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Supplementary information

Interim Group Chief Executive Remuneration

Margherita Della Valle's remuneration as Interim Group Chief Executive and Group Chief Financial Officer will be as follows:

• Base salary - £1,081,500 per annum, aligned with Nick Read's current base salary.

• Bonus - Maximum of 200% of base. No change from her current position.

• LTIP - Maximum of 500% of base, in line with Nick's current award level. Margherita will also receive a top up GLTI award in February 2023 to reflect the change in her status.

• Pension - 10% of base as an allowance. No change from her current position.

• Car allowance - £19,200, no change to her current position.

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in July 2020. Further detail will be set out in the 2023 Directors' Remuneration Report.

Remuneration arrangements relating to Nick Read

The following information is provided in accordance with section 430(2B) of the Companies Act 2006:

Salary and benefits

Nick Read will receive his salary and benefits during the remainder of his employment (to 31 March 2023) and thereafter will receive an amount in lieu of his salary, and continued participation in the Vodafone Group Private Medical Plan, during the remainder of his twelve-month notice period. Payments will be made in monthly instalments, subject to any mitigation in accordance with the service contract, until 5 December 2023, when his notice period would otherwise have ended.

Annual Bonus ("GSTIP")

Nick Read will remain eligible for a bonus in respect of the 2023 financial year, subject to satisfaction of performance conditions. Any bonus payable in respect of the 2023 financial year will be paid in June 2023 or otherwise at the same time as payment of the award to the directors of Vodafone.

Global Long Term Incentive ("GLTI")

Nick Read's outstanding 2021, 2022 & 2023 GLTI awards (as disclosed under previous RNS announcements by Vodafone and in its latest Remuneration Report) will, subject to pro-rating for time and to satisfaction of the applicable performance targets, vest on their normal vesting dates in accordance with Vodafone's shareholder approved remuneration policy. Nick Read will also receive a cash payment equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest.

Sharesave Plan

Nick Read has 30,790 outstanding options held under the all-employee Sharesave plan, 8,438 of which became exercisable on 1 September 2022 and may be exercised on or before 1 March 2023.

Professional costs

Nick Read will receive a contribution of up to £7,000 (excluding VAT) towards legal fees incurred in connection with his departure and be entitled to outplacement support up to £50,000 (excluding VAT) paid directly to the supplier.

Further information

The details set out above are in accordance with the terms of the Directors' Remuneration Policy, approved by shareholders at the 2020 Annual General Meeting on 28 July 2020.

Remuneration details relating to Nick Read, including the information on the vesting of any outstanding awards detailed above and any payments relating to dividends in respect of them, will be included in the 2023 Directors' Remuneration Report.

In accordance with section 430(2B) of the Companies Act 2006, the information contained in this document will be made available on Vodafone's website until Vodafone's 2023 Annual Report is made available.

- ends -

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 22 countries, and partners with mobile networks in 47 more. As of 30 June 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers and 22 million TV customers. Vodafone is a world leader in the Internet of Things ("IoT"), connecting around 160 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 5, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary